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Exhibit 3

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 11, 2004

For purposes of this discussion, "CAE" or the "Company" refers to CAE Inc. and its subsidiaries.

        This Management's Discussion and Analysis ("MD&A") contains commentary from CAE management regarding strategy, operating results, and financial condition. Management is responsible for its accuracy, integrity and objectivity, and has developed, maintains and supports the necessary systems and controls to provide reasonable assurance as to the comments contained therein.

        CAE's common shares are listed on the Toronto and New York stock exchanges. Except as otherwise indicated, all financial information related herein is determined in accordance on the basis of Canadian generally accepted accounting principles ("Canadian GAAP"). All dollar amounts referred to herein are Canadian dollars unless otherwise specified.

        This MD&A is current as of May 11, 2004. Additional information relating to the Company, including its Annual Information Form ("AIF") is available online at www.sedar.com, as well as at the Company's website at www.cae.com.

        This MD&A should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the 2004 fiscal year contained on pages 30 to 61. It focuses on the core business segments of CAE: Civil Simulation and Training ("Civil"), Military Simulation and Training ("Military") and Marine Controls ("Marine").

CAUTIONARY STATEMENTS REGARDING
FORWARD-LOOKING INFORMATION

Certain information in this MD&A is forward-looking and is subject to important risks and uncertainties. Forward-looking information statements with respect to CAE and the operations of each of its business segments include information concerning the Company's future financial performance, business strategy, plans, goals and objectives. Statements preceded by the word "believe", "expect", "anticipate", "intend", "continue", "estimate", "may", "will", "should" and similar expressions are forward-looking statements.

        This MD&A is based on assumptions, which CAE considered reasonable at the time they were prepared. Any forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE, may ultimately prove to be incorrect. The Company intends the forward-looking information to speak only as of the time first made and does not undertake to update or revise it whether as a result of new information, future events, or otherwise. Factors that could cause actual results or events to differ materially from current expectations are discussed herein — see the Business Risks and Uncertainties section of this MD&A for additional information.

BUSINESS OVERVIEW

In fiscal 2004, CAE faced numerous challenges. The combination of low demand in the commercial aerospace market, fierce competition and the 13% increase year over year in the Canadian dollar against its American counterpart have contributed to a reduction in the margins for each of the Company's business segments.

        Civil ended the fiscal year with 16 full flight simulator orders (compared to 11 orders in the prior year) and a training network with an installed base of 102 simulators located in 21 locations on four continents. Civil achieved a 20% year-over-year growth of its training revenue when excluding the impact of currency adjustments. While the 13% growth in airline passenger traffic during fiscal 2004, the development of the new Airbus A380 and the rising level of new aircraft orders bode well for the future of the civil aviation industry, fiscal 2004 remained a year of recovery for the commercial airline industry.

        Military almost doubled the amount of new orders in fiscal 2004 (over $500 million) versus fiscal 2003 and nearly 40% of these new orders came from the US market. Military's growth prospects were marred by the loss of two significant projects — Flight School XXI in the US and the Canadian CF-18 Advanced Distributed Combat Training System ("ADCTS"). The Canadian federal government's decision to grant the latter contract to a competitor was primarily responsible for CAE having to lay off approximately 300 employees in April 2004, located mostly in Montreal, for which a restructuring charge of $8.2 million was recorded in the fourth quarter of fiscal 2004. This amount, added to the $1.8 million of severance costs incurred earlier in the fourth quarter of fiscal 2004, brought the total restructuring cost for the year to $10.0 million.

        Marine maintained its performance. The reduction in both revenue and earnings before interest, income taxes and discontinued operations was primarily due to the strengthening of the Canadian dollar against other currencies. Despite marginally lower revenues, Marine has maintained its percentage margins at the same levels as last year. Marine continued to record a high level of contract wins in its markets and its superior technology and execution has helped it to remain a market leader.

        While fiscal 2004 was a difficult year, management remains determined to improve the Company's profitability. More orders for Civil simulators in fiscal 2004 and an increase in Civil training combined with the stronger order bookings for Military are encouraging.

BUSINESS PROFILE AND STRATEGY

CAE is a global leader in delivering "The Essential Edge" in safety, readiness and efficiency in three core markets: Civil, Military, and Marine. In the past four years, it has transformed itself from an equipment supplier to an integrated training solutions provider. In fiscal 2004, CAE derived 45% of its revenue from training services, compared to only 15% in fiscal 2001. This transformation has been enabled by CAE's strategic consolidation and introduction of new training capacity, innovative training courses and technologies, combined with its leading edge simulation equipment and software.

        The Company is a leading civil aviation training solutions provider via its Civil business segment, which is a world leader in the design and production of commercial flight simulators and visual systems as well as the second largest supplier of integrated aviation training solutions to each market served — business aviation, regional and commercial airlines markets.

        CAE is also a premier supplier of equipment, designer and manufacturer of military flight and land-based simulation, and of training services provided to more than 30 militaries globally. Simulation equipment and training are developed for a variety of military aircraft, including helicopters, transport planes and fighter jets. CAE has an extensive product range covering many American and European aircraft types.

        The Company is also a leader in marine automation and control systems for both the naval and commercial markets, having been selected for the provision of controls for more than 140 warships in 18 navies and for over 450 high-end commercial vessels. These systems monitor and control the propulsion, electrical steering, ancillary, auxiliary and damage control machinery and systems of ships, such as Cunard's Queen Mary 2, the world's largest commercial cruiseship. Marine has also moved beyond the supply of equipment into the provision of naval training services through participation in the 30-year UK Royal Navy Astute Class Submarine Training Service program awarded in fiscal 2002. Marine also designs and manufactures power plant training simulators for the energy sector.

        CAE's strategy is to "Refine, Execute and Grow". To do so, its three business segments are dedicated to increasing their value proposition to customers, and maintaining the strict cost containment and productivity guidelines to grow their business and improve their profitability.

        Civil is expected to retain its number one ranking in providing flight simulators and visual systems equipment to the commercial and business aviation markets  — having won 84% of the competed full flight simulator orders during fiscal 2004. It expects to grow its second place position in training services, by consolidating existing training market capacity and selectively adding new simulators as demand warrants. CAE also expects to grow its training revenue by marketing a complete training solution including courseware and instructors. CAE's leading-edge technology in training delivery, CAE Simfinity™, provides a basis for differentiating CAE's totally integrated training solution.

        Military intends to broaden its core market through leveraging its recent success in the US with the US Army's Special Operations Forces, and expanding its offering of training services by leveraging CAE's technology offerings. Military is also expected to build further on opportunities it has together with its partner Thales on the European NH-90 helicopter program, for which the CAE-Thales team was recently selected. The total program is initially valued at $650.0 million for training equipment only. The contract contemplates training equipment requirements for 400 helicopters, however, CAE expects worldwide market demand may be more than double this. Maintenance services and training support will also be required for the NH-90 program which could generate additional revenues of $1.0 billion or more over the next 20 years.

        Marine's strategic priorities will include expanding its scope of supply to include navigation sensors and/or electrical and communication systems, and to maintaining its leadership in product innovation. Penetrating new geographical markets, such as China, Japan, and Korea, together with winning a larger share of the mid-size commercial ships market will continue to be a priority as well.

BUSINESS RISKS AND UNCERTAINTIES

CAE operates in different industry segments that involve various risk factors and uncertainties, which are carefully considered in the Company's management policies.

        CAE's success in civil aviation, military and marine markets depends fundamentally on the reliability of its products, the quality of its services and its ability to adapt, in a timely manner, to changing customer needs and industry standards. The Company operates in different industry segments and global markets that involve various risk factors and uncertainties, including worldwide economic and political trends and developments.

        CAE operates in the civil simulation equipment and training services markets, both of which are heavily dependent on demand for air transportation and the financial condition of commercial airlines. The major airline bankruptcies in Europe, the US, Canada and other CAE markets pose risks to CAE as an unsecured vendor and/or service provider to these and other potentially insolvent customers. Demand for simulation equipment tends to follow the trend established in the commercial airline industry, particularly the delivery of new aircraft. Any reduced demand may in turn lead to reduced production levels, which impacts margins negatively. The utilization of CAE's installed base of simulators in its training network depends on the extent to which simulated aircraft types match the configuration of in-use aircraft, as well as on the overall level of commercial air traffic.

        CAE must comply with rules imposed by regulatory authorities that may change without notice, resulting in potential disruptions to sales and operations. The sale or licence of virtually all of CAE's products is subject to various regulatory controls that change with some frequency.

        CAE's Military and Marine businesses depend heavily on government programs and contracts that ultimately reflect the level of government expenditures directed towards national defence budgets (particularly capital equipment programs), the priority of various programs within defence budgets and, in certain instances, the maintenance of government programs supporting research and development. Programs may be only partially funded pending future appropriations and may contain provisions permitting termination at the government's convenience, in whole or in part, without prior notice, upon payment of limited compensation. Government-funded military programs are also heavily regulated, with certain government purchasing regulations limiting the range of reimbursable costs in fixed-price contracts, including most financing costs and the amortization of various intangible assets.

        CAE operates in intensely competitive markets. Some of its competitors, particularly in military markets, possess substantially greater resources, well-established relationships with various procuring organizations and a greater in-country presence that may give them an advantage in winning contracts.

        CAE's often lengthy and unpredictable sales cycle could result in volatility in its operating results. The Company must invest significant amounts of time and resources educating and informing potential customers about the benefits of products and services (particularly government agencies with lengthy internal budgeting approval and competitive evaluation processes), with no guarantee of compensatory revenue.

        CAE's business could be harmed if its products do not successfully integrate or operate with other sophisticated and continually evolving software, computing and communications systems. If CAE experiences difficulties or does not meet project milestones in a timely manner, the Company could be obligated to devote more engineering and other resources to a particular project than originally anticipated. While CAE believes it has recorded adequate provisions for losses on fixed-price contracts, obligations under fixed-price and long-term supply contracts could subject the Company to contract losses in excess of provisions.

        CAE's ability to complete contracted sales included in its order backlog is dependent on the long-term financial condition of the contracting customers. In addition, approximately 60% of the backlog comprises long-term contracts where revenues are guaranteed or expected, based on current customer requirements. Those contracts may be terminated unilaterally by the contracting customer.

        CAE's ability to protect its intellectual property is limited; and unauthorized parties may be able to use CAE's technology or products in ways that weaken CAE's competitive position. Reliance on the intellectual property of others, including data concerning the functions, design and performance characteristics of a product or system in the process of being simulated, could prevent or delay performance. Future litigation related to the defence of CAE's intellectual property rights or involving infringement claims brought against CAE or a customer could be lengthy and costly, with no assurance of success.

        CAE is subject to the risks of doing business in foreign countries, including: changes to laws and regulations in host countries; the cost and complexity of using foreign representatives and consultants; the imposition of tariffs, embargoes, controls and other restrictions impeding the free flow of goods, information and capital; the difficulties of managing and operating an enterprise and complying with laws in multiple jurisdictions; and general changes in economic and geopolitical conditions. Fluctuations in the value of the Canadian dollar relative to foreign currencies could result in currency exchange gains and losses. Current hedging activities may not be successful.

        Covenants in CAE's debt agreements as well as the level of debt could restrict CAE's ability to finance its future operations or capital needs or to engage in other business activities that may be of interest. In addition, an inability to meet financial covenants regarding compliance with specified ratios and tests could cause the repayment of debt to be accelerated.

        CAE may be subject to significant liabilities imposed by new environmental laws and regulations or contractual indemnities; product liability and warranty claims; or liabilities arising out of accidents or disasters involving aircraft, marine vessels or power plants for which CAE has provided training products or services or control systems. CAE cannot be certain that existing insurance coverage will be sufficient to cover one or more substantial claims.

        CAE's continued success will depend in part on the ability to retain and attract key personnel with the relevant skills, expertise and experience. The Company applies a compensation policy designed to mitigate this risk.

NON-GAAP FINANCIAL MEASURES

This MD&A provides comments as to how the impact of the appreciation of the Canadian dollar against its United States counterpart affected the Company's results of fiscal 2004 as compared to fiscal 2003. The Company believes that this is useful supplemental information as it provides an indication of performance excluding such currency fluctuation. Readers should be cautioned however that this information should not be confused with or used as an alternate for performance determined in accordance with GAAP.

        Free cash flow does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period. CAE considers free cash flow to be an indicator of the financial strength and performance of its business as it shows how much cash is available to repay debt and to reinvest in the Company.

OVERALL PERFORMANCE
REVENUE

For fiscal 2004, consolidated revenues decreased by 3% to $1.093 billion compared to the preceding year. Excluding the impact of the US dollar fluctuation against the Canadian dollar, consolidated revenue would have exceeded that of the prior year by just over 4%.

        Civil's 11% or $55.4 million year-over-year revenue decline was attributable to adverse market conditions resulting in much lower equipment sales, partially offset by higher training revenue. Excluding the impact of foreign exchange fluctuations, Civil's revenue for the year would have been $517.5 million, in line with last year. The 6% or $27.1 million increase in Military's revenue was attributable to higher activity from support services and on certain land-based programs in Germany. Military's revenue for the year would have been $496.1 million had it not been for the impact of foreign exchange. The $9.0 million or 5% decrease in Marine's revenue is explained by the $10.0 million contribution last year on the completion of the Frigate 124 program in Germany, combined with current delays on the Astute and FAST Astute Class Training Services (ACTS) programs, as the manufacturing of the submarine itself is behind schedule. Revenue for Marine would have been $7.3 million higher than actual results when the impact of foreign exchange is excluded.

EARNINGS BEFORE INTEREST, INCOME TAXES AND
DISCONTINUED OPERATIONS (EBIT)

Year-to-date EBIT amounted to $111.6 million compared to $221.6 million reported in fiscal 2003. EBIT was reduced by a $10.0 million restructuring charge related to the company's workforce reductions. This charge relates mainly to the workforce reduction in the Montreal plant of approximately 250 employees, following the Canadian government decision to attribute the CF-18 simulation equipment contract to a competitor.

        The results of all of CAE's business segments were also impacted for the year by the substantial and rapid appreciation of the Canadian dollar's value relative to the US dollar. This impact was approximately $28.9 million.

        The decline in consolidated earnings before interest, income taxes and discontinued operations relative to the prior year was attributable to a substantially lower contribution from Civil, as the latter was affected by a significant reduction in equipment volumes, lower selling prices combined with the effect of a stronger Canadian dollar. Military's earnings before interest, taxes and discontinued operations (EBIT) on a year-over-year basis was down by 29% as a result of lower margins, which were expected based on the current mix of a significant number of new programs. Marine reported a 7% decrease in EBIT over the prior year, mostly due to the foreign exchange impact referred to above.

        Other contributing factors to lower EBIT were an increase of $2.6 million in pension expense in the first half of the fiscal year, caused by the decrease in the rate of return on plan assets for defined benefit pension plans from 9.0% to 6.5%, combined with additional costs of $6.8 million for long-term incentive compensation. The latter increase was a result of the year-over-year change in value of outstanding deferred share units and from prospectively expensing stock options on April 1, 2003 using the fair value method.

INTEREST AND INCOME TAXES

For the fiscal year, interest expense decreased to $23.9 million from $30.4 million in the prior year due to lower debt levels. The annual results benefited from a reduction in the income tax rate to 24% as compared to 31% in fiscal 2003. The tax rate was influenced by tax benefits recorded on prior years' tax losses in Australia in the first quarter, as well as a change to the mix of income for income tax purposes from various jurisdictions.

DISCONTINUED OPERATIONS

During the year, CAE incurred a loss from discontinued operations of $3.1 million or 2 cents a share compared with $13.8 million or 7 cents a share last year. The Company completed the sale of the last of its discontinued operations during fiscal 2004. The loss was caused by post-closing adjustments from the sale of CAE's former German Cleaning Technologies operations for $2.6 million and $0.5 million relating to the pension plan curtailment cost for the divestiture of the Canadian operations of the former Forestry businesses.

NET EARNINGS

Year-to-date consolidated net earnings amounted to $64.0 million compared to $117.2 million last year, reflecting the components discussed previously in this section of the MD&A.

        The results of all of CAE's business segments were also impacted by the substantial and rapid appreciation of the Canadian dollar's value relative to the US dollar. Compared to the prior year, CAE's earnings per share were reduced by 11 cents or approximately $24.6 million in aggregate, as a result of that currency fluctuation.

CASH FLOW AND FINANCIAL CONDITION

CAE's net debt, defined as long-term debt less cash and cash equivalents and short-term investments, decreased by $216.7 million compared to March 31, 2003. The reduction was accomplished from the receipt of approximately $168.0 million net of fees and expenses from the issuance of common shares and $122.5 million from sale and leaseback transactions. This was offset by lower cash from operations as compared to last year resulting from lower earnings and an increase in non-cash working capital. Free cash flow (net cash provided by continuing operating activities less capital expenditures and dividends paid) improved by $10.4 million on a year-over-year basis.

        A lower level of accounts payable and accrued liabilities due to lower civil equipment activity mainly explains the increase in non-cash working capital. The latter was compounded by higher accounts receivable, from unbilled sales on certain Military and Marine programs and by an increase in inventories, primarily for the advance build of Civil simulators.

        Capital expenditures for the year amounted to $94.5 million, compared to $238.9 million in the prior year. The majority of the expenditures were for the expansion of the Civil training services business.

BACKLOG

Backlog for comparative purposes has been restated. For a detailed discussion on the issues regarding the restatement see Civil's section of this MD&A. CAE's consolidated backlog as at March 31, 2004, was $2.9 billion, $160.8 million higher than last year's level.

SELECTED ANNUAL INFORMATION

(amounts in millions of Canadian dollars except per share amounts)	2004	2003	2002
Operating results
Continuing operations
Revenue	$1,093.2	$1,130.5	$1,126.5
Earnings	67.1	131.0	148.4
Net earnings	64.0	117.2	149.5

Financial position
Total assets	$2,293.3	$2,356.5	$2,378.4
Total long-term debt, net of cash	575.0	794.3	837.7

Per share
Earnings from continuing operations	$0.29	$0.60	$0.68
Net earnings	0.27	0.53	0.69
Dividends	0.12	0.12	0.11
Shareholders' equity	3.94	3.42	2.81

REVENUE

In fiscal 2004, consolidated revenues decreased by 3% to $1.093 billion compared to the preceding year and to fiscal 2002.

        Civil's revenue decline to $461.8 million this year from $545.2 million in fiscal 2002 and $517.2 million in fiscal 2003 was due to adverse market conditions resulting in much lower equipment sales partially offset by higher training revenue. Civil's operations were greatly influenced by the financial health of the commercial airline industry. Over the past few years, the industry has been affected by the impacts of terrorist attacks, SARS, and the Iraq war. The worst is likely over as evidenced by recent increases in passenger loads. These events have resulted in increased needs for, and for the training of, regional jet pilots. With its wide array regional jet FFS, Civil believes it is well positioned to take advantage of these future trends.

        Military recorded a 6% and 2% increase in revenue compared to fiscal 2003 and 2002 respectively, to reach $472.8 million in fiscal 2004. Military's increases were attributable to higher activity from support services and to land-based programs in Germany.

        The decrease in Marine revenue of 5% compared to the prior year was a result of the currency impact and from a significant contribution on the completion last year of the Frigate 124 program in Germany ($10.0 million). Marine's increase of $48.1 million in fiscal 2003 compared to fiscal 2002 was due to the growth of its naval control business with increasing contributions from the Company's activities on the Astute program and from increased contributions from the then newly acquired CAE Valmarine.

        The appreciation of the Canadian dollar against its US counterpart has had a significant impact on revenues in fiscal years 2003 and 2004. The average US foreign exchange rate used by CAE was $1.35, $1.55 and $1.57 for fiscal years 2004, 2003 and 2002 respectively, for a total appreciation of 14% over that time period.

EBIT

Consolidated EBIT amounted to $111.6 million in fiscal 2004 compared to $221.6 million reported in fiscal 2003 and $241.0 million reported in fiscal 2002. The decreases were a result of a significant reduction in equipment volumes and lower selling prices in Civil, along with a lower margin program mix in Military compared to the prior two fiscal years.

        Civil's EBIT dropped to $39.4 million down $76.8 million and $119.4 million compared to last year and fiscal 2002 respectively. Military's EBIT was down 29% to $52.6 million compared to last year and off by $13.0 million compared to fiscal 2002. Marine's EBIT amounted to $29.6 million, off slightly from last year's EBIT of $31.8 million, but 25% higher than in fiscal 2002.

        On a consolidated basis, fiscal year 2004's EBIT before restructuring charges of $10.0 million was $121.6 million, down 45% compared to last year. Restructuring charges consist of severance and other involuntary termination costs. These costs related mainly to the workforce reduction in the Montreal plant of approximately 250 employees, following the Canadian government decision to award the CF-18 simulation equipment contract to a competitor.

DISCONTINUED OPERATIONS

Loss from discontinued operations amounted to $3.1 million or 2 cents a share compared with $13.8 million or 7 cents a share last year and a gain of $1.1 million in fiscal 2002. See note 3 for detailed descriptions of significant disposals, the majority of which were disposed of in fiscal 2003.

SIGNIFICANT CHANGES IN ACCOUNTING POLICY

In fiscal 2004, the Company adopted the CICA Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments issued in June 2003 and expensed prospectively the cost of stock options granted to employees using the fair value based method. A compensation expense is recognized for the Company's portion of the contributions made under the Employee Stock Purchase Plan and for amounts due under the Deferred Share Unit and Long-Term Incentive — Deferred Share Unit plans. In fiscal 2004, CAE recognized an expense of $1.3 million as a result of the adoption of this Handbook Section.

        In fiscal 2003, the Company changed the amortization period for Civil simulation equipment from 20 years to 25 years, to reflect the approximated useful life of the simulators. This change reduced the amortization expense by approximately $3.7 million in fiscal 2003 compared to fiscal 2002.

        In fiscal 2003, the Company adopted retroactively the new recommendations of the CICA Section 1650, Foreign Currency Translation. Under the provisions of Section 1650 the Company no longer amortizes the exchange gains or losses arising on the translation of long-term foreign currency debt. Exchange gains or losses arising on translation are included in earnings as incurred. At March 31, 2002, the unamortized exchange loss relating to the existing long-term foreign currency denominated items amounted to $6.4 million net of income taxes of $2.8 million. Consequently, prior years' financial statements have been restated through a charge to fiscal 2002 opening retained earnings of $5.3 million, net of taxes of $2.3 million (2001 — $3.3 million, net of taxes of $1.3 million).

ACQUISITIONS AND DIVESTITURES

During fiscal 2002, the Company completed four strategic acquisitions, two of which accelerated the Company's move into aviation training, one which significantly improved the Company's access to the US defence market and one which provided immediate entry into the commercial marine control systems market (refer to note 2 of the audited consolidated financial statements).

        From fiscal 2002 to fiscal 2004, CAE divested its non-core related businesses, mainly in the forestry and cleaning technologies markets (refer to note 3 of the audited consolidated financial statements).

REPOSITIONING FOR VALUE

Over the past three fiscal years CAE has continued to invest in its installed simulator base. As a result, the Company's revenue is less subject to cyclical industry fluctuations typical of an equipment supplier. As training revenue continues to grow, CAE's profile has changed to that of a service provider where revenues are more consistent over the fiscal year. As the proportion of CAE's training service revenue mounts, the third quarter is gradually becoming the Company's strongest as a result of seasonally high training volume during the fall months, recovering from the quieter summer period when less training occurs as pilots are not available for training during the peak summer travel period. Furthermore, CAE has now transformed itself from a pure manufacturer to an integrated manufacturing/service offering business.

RESULTS OF OPERATIONS — FISCAL 2004
CIVIL

Civil is a world leader in the design and production of commercial flight simulators, visual systems and a world-leading supplier of integrated aviation training solutions. As at March 31, 2004, CAE has an installed base of 102 FFS (89 FFS as at March 31, 2003) at 21 locations on four continents, making it the second largest independent training company in the world in each segment — business aircraft, regional jets and wide body aircraft. CAE also remains the leading provider of FFS to the competed market.

Operational Highlights

Civil continues to grow its number two position in training services, having grown its installed base of FFS by 15% during fiscal 2004, which compares to 50% growth in fiscal 2003. The signature of several training services contracts validated this growth strategy during the year, most notably a $35.0 million award by Flight Options LLC, a leading provider of fractional shares in business aircraft, of a three-year exclusive contract to train at CAE SimuFlite's Dallas training centre. About $20.0 million worth of service contracts were won by CAE in the Asia Pacific region, along with more than $55.0 million of training services contracts signed in the Europe and Middle East region, most notably at the Emirates-CAE Flight Training Centre in Dubai, United Arab Emirates.

        Civil's investment in the next generation technology for FFS, CAE Sim XXI™, designed to simplify assembly, testing and integration of FFS, and to reduce life cycle costs for simulator operators, was validated. Both Europe's Joint Aviation Authorities and the US Federal Aviation Administration ("FAA") approved in November 2003 the first CAE Sim XXI™ level D-qualified simulator, a Gulfstream IV FFS located in the Emirates-CAE Flight Training Centre. This first qualification was soon followed by others, a Gulfstream V FFS also located in Dubai, and a Boeing 737-800 FFS located in Ryan Air's East Midlands Airport training facility, this time level D-qualified by the UK's Civil Aviation Authority.

        The CAE Simfinity™ products, high-fidelity simulation-based software that allows for advanced training on procedure trainers in groundschool and over the Web, also proved to be another successful invention for CAE, as it has become a market differentiator for its integrated training solutions offering. Simfinity™-based devices were a key part of the range of training services offered to Airbus as part of the development of the world's first A380 FFS. Furthermore, the FAA will also use a Boeing 737-800 CAE Simfinity™ integrated procedure trainer in its own research.

        During fiscal 2004, CAE signed a contract with Airbus to develop the world's first A380 FFS. As part of this $55.0 million contract, a complete range of training devices will be provided for the A380, including two FFS equipped with the CAE Tropos™ visual system and Simfinity™ software licences for desktop and laptop trainers.

        JetBlue Airways awarded CAE an $85.0 million contact, one of CAE's largest-ever orders for FFS, for the manufacture of six FFS, and selected CAE as its exclusive supplier for a period of 10 years. Southwest Airlines selected CAE for a $25.0 million contract for a Boeing 737-700 FFS and related flight training devices.

        There were 16 FFS ordered this year (out of a total possible number of 19 FFS competed for), up from 11 last year. CAE's 84% FFS market share, together with its 80% share of the visual systems market, gives Civil the number one ranking in providing flight simulators and visual systems equipment to the competed commercial and business aviation markets.

Results of Operations

(amounts in millions of Canadian dollars, except operating margins)	2004		2003	2002	2001	2000
Revenue		$461.8	517.2	545.2	481.5	480.2
EBIT		$39.4	116.2	151.8	115.8	82.9
Operating margins	%	8.5	22.5	27.8	24.0	17.3
Backlog		$1,021.3	877.1	805.6	656.9	635.4
Capital expenditures		$83.5	207.6	216.7	72.9	11.7

Civil's revenues for the year amounted to $461.8 million, 11% or $55.4 million below last year due to weak equipment sales. The decrease in equipment revenues was primarily due to the continuing difficulties in the commercial aerospace market, resulting in severe competition and downward pricing pressure. Training continued its growth with an increase in the number of simulators deployed in the network, as well as a notable increase in utilization in the latter part of the year, which should carry over into the next fiscal year. Excluding the effects of foreign exchange, revenue would have reached $517.5 million, in line with last year.

        EBIT of $39.4 million for the year was 66% ($76.8 million) lower than last year. Civil experienced difficult market conditions during the fiscal year due to the residual effects of the SARS epidemic, the Iraq war, terrorist attacks, and the large number of airlines in financial difficulty. In addition, the accounting for sale and leaseback financing reduced Civil's margins by 500 basis points as these operating lease payments include an interest component and are accounted for in EBIT. On the positive side, overall utilization rates of its installed simulator base have continued to increase throughout the year to finish at 64%, 400 basis points higher than last year. Civil has been hard hit by foreign exchange fluctuations. Excluding the effects of foreign exchange, Civil's EBIT for the year would have reached $69.8 million, $30.4 million higher than actual results.

        Backlog for Civil consists of both equipment sales and training services. Civil's backlog has been restated to include the training services portion which includes revenues from customers under both long- and short-term contractual arrangements where training revenues are guaranteed or expected based on current customer requirements.

        Backlog at the end of this fiscal year totalled $1,021.3 million, up $144.2 million from $877.1 million at March 2003.

        Capital expenditures for the year amounted to $83.5 million, compared to $207.6 million in the prior year. The majority of the expenditures were for the growth of the Civil training business. In fiscal 2003, the installed base increased from 59 to 89 FFS. In the current year, the Company has reduced its expenditures in response to the current market environment.

MILITARY SIMULATION AND TRAINING

Military is a premier designer and manufacturer of military flight and land-based simulation and training systems. Simulation equipment and training is developed for a variety of military aircraft, including helicopters, transport planes and fighter jets. CAE has an extensive product range covering many American and European weapon systems. The customer base is extensive as well, CAE having made sales to over 30 countries globally.

Operational Highlights

New orders in fiscal 2004 exceeded $500.0 million despite the loss of two important contracts: Flight School XXI and CF-18 ADCTS. Programs margins returned to a more normalized level, as had been expected following fiscal 2003, where a number of contracts were completed and with Military achieving an early delivery bonus on one program.

        In the fourth quarter of fiscal 2004, NHI Industries ("NHI") selected the CAE-Thales Training and Simulation team as the preferred bidder to provide a range of NH-90 helicopter training systems throughout Europe in a contract worth approximately $650.0 million. This selection re-affirmed CAE's technology leadership for rotary-wing FFS. NHI is managing the procurement of the NH-90 training systems for the NATO Helicopter Management Agency ("NAHEMA") and the Nordic Standard Helicopter Program ("NSHP"). NAHEMA represents the governments of Germany, Italy, France, the Netherlands, and Portugal, while NSHP represents Norway, Sweden and Finland. Contract negotiations are in progress, and once completed the value of the order will be included in backlog.

        Early in fiscal 2004, CAE announced that Rotorsim, a consortium equally owned by CAE and Agusta S.p.A., would establish a new helicopter training facility in Italy to provide integrated training solutions for AgustaWestland helicopters. The Rotorsim facility will open in calendar year 2005 with the delivery of a CAE-build A109 full mission simulator and is expected to generate revenues of $125.0 million over 15 years.

        Military continues to expand its training services offerings at a number of NATO bases in Germany and in the US at various Air Force bases. In fiscal 2004, Military added Australia to CAE's client service base, as it was awarded a 10-year, $70.0 million agreement to provide flight training support services for all three armed services for the Australian Defence Force.

        During fiscal 2004, Military received contracts valued at more than $170.0 million including options, under a long-term agreement with Lockheed Martin, to provide additional C-130J training devices and training support for the US Air Force. In addition, under that same agreement, a contract valued at more than $50.0 million with options was signed to provide KC-130J Weapon Systems Trainers to the US Marine Corps.

        The US Army's Program Executive Office — Simulation, Training and Instrumentation awarded CAE contracts worth more than $70.0 million to provide an MH-47G Chinook combat mission simulator ("CMS"), begin design for refurbishment and upgrade of the existing MH-60K Black Hawk CMS, and provide desktop trainers and a reconfigurable part-task trainer for the Chinook and Black Hawk helicopters.

        CAE's Magnetic Anomaly Detection ("MAD") system generated more than $20.0 million in orders in fiscal year 2004. MAD was selected for the Turkish Navy's new CN235 aircraft and any additional maritime patrol aircraft procured by Turkey. It was also chosen for the Canadian Forces CP-140 Aurora Incremental Modernization program in a contract worth approximately $10.0 million. MAD will also be used in the new maritime patrol aircraft for the Japan Defence Agency ("JDA"). The latter's initial contract is valued at more than $7.0 million, with potential follow-up business valued at over $30.0 million depending on the number of aircraft procured by the JDA.

Results of Operations

(amounts in millions of Canadian dollars, except operating margins)	2004		2003	2002	2001	2000
Revenue		$472.8	445.7	461.8	329.3	309.6
EBIT		$52.6	73.6	65.6	18.8	2.2
Operating margins	%	11.1	16.5	14.2	5.7	0.7
Backlog		$1,270.2	1,253.3	1,378.3	971.9	1,048.4
Capital expenditures		$5.1	12.1	14.1	1.8	9.6

        Military's revenue for the year amounted to $472.8 million, $27.1 million higher than last year's $445.7 million. Strong performance was realized in service programs such as the CF-18 System Engineering Support program and Australian Defence Force Aerospace Simulation contract. Excluding the foreign exchange effect, revenue would have amounted to $496.1 million or $23.3 million higher than actual results.

        EBIT for the year amounted to $52.6 million, a $21.0 million or 29% decrease from the prior year. Higher marketing expenses for bids on major projects adversely affected these results. In addition, a change in the mix of programs, which currently are at the initial stage versus several programs at or near completion last year, impacted operating earnings. Approximately $4.8 million of the variance in cumulative EBIT is attributable to foreign exchange fluctuation.

        Backlog remained in excess of $1.2 billion as at March 31, 2004. This year's order intake of $507.1 million, 40% from the US market, reflects the award of several strategic contracts. This fiscal year's order intake was 78% higher than that of last year.

MARINE CONTROLS

Marine is a world leader in the supply of automation and control systems for both naval and commercial markets, having been selected to provide controls for almost 140 warships in 18 navies and over 450 commercial ships. Automation systems monitor and control the propulsion, electrical steering, ancillary, auxiliary and damage control systems while navigation systems allow a ship's crew to plan and navigate safe and efficient passage through the integration of electronic nautical charts with onboard sensors. The business has moved beyond the supply of marine controls into the provision of naval training services through participation in the 30-year UK Royal Navy Astute Class Submarine Training (Astute) program awarded in fiscal 2002 and submarine training in Canada. The business also designs and manufactures power plant training simulators.

Operational Highlights

Continuing its successful participation on multi-year ship programs, Marine was selected for additional delivery of shipboard control systems by the Republic of Korea Navy ("ROKN"). This marked the fifth contract in a series of KDX-II class destroyers, and the tenth selection of CAE's integrated platform management system for the ROKN.

        Marine has established long-term relationships with its customers, as well as shipbuilders. This is well illustrated by the contracts obtained this year with the US Navy. Under the latter's DD(X) program, Marine was selected to provide its integrated platform management system technology through two contracts for the engineering control system and the fire suppression system valued at $25.0 million. Marine was also selected to supply $12.0 million of electric plant control systems for the largest and most advanced warships in naval history, the Nimitz-class aircraft carrier USS George H.W. Bush, as well as for the US Navy's LPD 21 USS New York, the latest LPD 17 class amphibious ship.

        Marine continues to maintain leading position in the supply of control systems for cruiseships. It won contracts during the year worth $8.5 million to supply Damatic™ automation systems for installation in five vessels, with one being the world's largest cruise ferry, owned by Norway's Color Line.

        In early 2004, the largest passenger ship ever built, the Queen Mary 2, began its service life. Aboard this ship is one of the largest marine control system implementations ever, CAE's software-based integrated automation system, which controls all of the Queen Mary 2's vital machinery, electrical and safety systems.

        CAE's power simulation group, representing about 10% of the Marine business in fiscal 2004, continues its focus on the upgrade market. It is performing the largest single power-plant simulator upgrade in the US since 1992 on Detroit Edison's Fermi2 simulator in Michigan. In fiscal 2004, CAE became the premier supplier of power-plant simulation technology in the US when the power simulation group was selected to refurbish the Fort Calhoun simulator of the Omaha (Nebraska) Public Power District.

Results of Operations

(amounts in millions of Canadian dollars, except operating margins)	2004		2003	2002	2001	2000
Revenue		$158.6	167.6	119.5	80.6	75.3
EBIT		$29.6	31.8	23.6	15.0	13.6
Operating margins	%	18.7	19.0	19.7	18.6	18.1
Backlog		$610.2	628.5	676.4	131.4	170.9
Capital expenditures		$5.9	19.8	18.8	1.6	0.5

Marine's revenues for the year of $158.6 million declined by 5% compared to last year. The decrease is a result of customer delays in the Astute and FAST Astute Class Training Services (ACTS) programs, which consequently lead to delays in recognition of revenues. In addition, cumulative revenue has been negatively impacted by foreign exchange fluctuations by approximately 5% or $7.3 million.

        Marine's segmented EBIT of $29.6 million for the year was $2.2 million below the same period last year. The year-over-year decline is primarily due to a negative foreign exchange effect of approximately $2.1 million. Excluding any foreign exchange impacts, EBIT would have been $31.7 million, in line with last year's results.

        The backlog decreased slightly by $18.3 million to $610.2 million compared to last year.

        Capital expenditures amounted to $5.9 million compared to $19.8 million last year, mainly due to the delays encountered with the FAST ACTS program.

Selected Quarterly Financial
Information (Unaudited)

Selected quarterly financial information for the eight most recently completed quarters ending March 31, 2004 is disclosed below:

SELECTED QUARTERLY FINANCIAL INFORMATION
(UNAUDITED)

(in millions of Canadian dollars, unless otherwise noted)	1st	2nd	3rd	4th	FY 2003	1st	2nd	3rd	4th	FY 2004
Revenue	275.8	252.3	290.3	312.1	1,130.5	242.9	246.1	304.9	299.3	1,093.2
Earnings from
continuing operations	37.4	23.3	31.5	38.8	131.0	15.1	15.1	21.4	15.5	67.1
Net earnings per share
(basic and diluted) from
continuing operations	0.17	0.11	0.14	0.18	0.60	0.07	0.07	0.09	0.06	0.29
Net earnings	37.4	23.3	31.5	25.0	117.2	13.2	15.1	21.4	14.3	64.0
Net earnings per share
(basic and diluted)	0.17	0.11	0.14	0.11	0.53	0.06	0.07	0.09	0.05	0.27
Average number of shares
outstanding, in millions	219.3	219.4	219.4	219.4	219.4	219.7	220.0	246.5	246.6	233.2
Average exchange rate,
1 US dollar to 1 Cdn dollar	1.56	1.56	1.57	1.51	1.55	1.40	1.38	1.32	1.32	1.35

As CAE has transformed itself from a pure manufacturer to an integrated manufacturing/service offering business, its quarterly results will have less volatility as the training services business is more stable than being a supplier of equipment in a cyclical market. As training services grow and become a larger part of CAE's business, second quarter results will be lower than other quarters as less training services are required during the peak flying times of the traditional vacation periods.

        However, CAE's net earnings do not follow the seasonal training pattern as they are affected by equipment results, which can vary widely from quarter to quarter depending on progress made on contracts, and the timing of product delivery, together with their related margins. Furthermore, operating results may also be impacted by high sales and marketing activities in a quarter, depending on the bidding activities during the quarters.

        As a general trend, the military aerospace market is expected to remain strong, with governmental budgets remaining high for the foreseeable future. The large civil aerospace and business aircraft markets have been in a downturn from which they are expected to begin recovery by calendar 2006. In fiscal 2004, air passenger traffic climbed 13% globally, an indication that the civil aerospace industry is stabilizing.

        The decline in earnings compared to the prior year, starting in the first quarter of fiscal 2004 as compared to the prior quarters corresponds in timing to the significant weakening in the value of the US dollar against the Canadian dollar. The increase in the average number of shares outstanding, resulting from the issuance of common shares on September 30, 2003, impacted the earnings per share for fiscal 2004.

LIQUIDITY

The Company's financing needs are met through internally generated cash flow, available funds under credit facilities and direct access to capital markets for additional long-term capital resources. CAE considers that its present and expected capital resources and current credit facilities will enable it to meet all its current and expected financial requirements for the foreseeable future.

        The Company plans to generate sufficient cash from operating activities to pay for capital expenditures and dividends. CAE expects to be able to repay contractual obligations maturing in 2005 and future years through cash on hand, cash generated from operations or by issuing new debt.

DIVIDENDS

CAE expects to pay annual dividends of approximately $30.0 million assuming the current number of common shares outstanding and the current dividend policy. These dividends are equal to $0.12 per common share on an annual basis, based on approximately 246 million common shares at March 31, 2004.

CONTRACTUAL OBLIGATIONS

        The table below is a summary of the Company's contractual obligations as at March 31, 2004, that are due in each of the next five years and thereafter.

Contractual Obligations (unaudited)

(amounts in millions of Canadian dollars)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	More than 5 Years
Long-term debt	613.2	11.5	343.7	39.2	218.8
Capital lease	23.7	2.0	4.1	3.2	14.4
Operating leases	814.8	92.2	174.1	134.8	413.7
Purchase obligations	73.7	27.0	20.2	17.1	9.4
Other long-term obligations	17.3	4.0	5.2	4.3	3.8

Total	1,542.7	136.7	547.3	198.6	660.1

The long-term debt includes $305.3 million drawn under CAE's committed credit facilities maturing in fiscal 2007. The total availability of the committed credit facilities is equal to $619.8 million.

        Rental expense related to operating lease was $92.5 million in fiscal 2004 compared to $87.4 million in fiscal 2003. The sale and leaseback of certain FFS installed in the Company's global network of training centres accounted for $41.7 million of the total rental expense.

        Other purchase obligations are related to agreements to purchase goods or services that are enforceable and legally binding on CAE and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Principally, the purchase obligations are related to agreements with subcontractors to provide services in the context of long-term contracts with the Company's clients.

        Other long-term obligations include a total of $10.5 million of repayments under various government assistance programs.

        At March 31, 2004, CAE had other long-term liabilities that were not included in the table. They consisted of some accrued pension liabilities and post-retirement benefits, deferred revenue and gains on assets and various other long-term liabilities. Cash obligations of accrued employee pension liability and post-retirement benefits depend on various elements such as market returns, actuarial losses and gains and interest rate. As a result, management cannot accurately determine the timing and amount of cash needed for them. Future income tax liabilities were not included since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.

        As at March 31, 2004, the Company had approximately US$130.7 million of accumulated non-capital tax losses carried forward that can be used to offset tax payable on future earnings from US operations. CAE also had accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $57.4 million.

CAPITAL RESOURCES

SOURCES OF LIQUIDITY

CAE maintains committed bank lines at floating rates, each provided by a syndicate of lenders. These credit facilities permit the Company and certain designated subsidiaries to borrow funds directly for operating and general corporate purposes. The total available amount of committed bank lines at March 31, 2004, was $619.8 million of which 49% ($305.3 million) was utilized. At March 31, 2003, the total available amount was $872.8 million, of which 52% ($451.9 million) was utilized. The decrease in total availability was due to the final repayment of $51.4 million (US$35.0 million) in June 2003, of a bridge facility of US$135.0 million. The decrease in total utilization was mainly due to the repayments made possible by the sale and leaseback transactions of $122.5 million completed in the first half of the year as well as the equity offering completed in September 2003 for an amount of $175.0 million representing 26.6 million shares.

        CAE was in full compliance with all bank covenants at March 31, 2004. It also had the ability to borrow under non-committed operating lines in various currencies for up to $28.2 million, of which $6.4 million was drawn as at March 31, 2004. Both the availability and utilization were lower than at March 31, 2003, where they stood at $89.0 million and $41.3 million respectively.

        As at March 31, 2004, CAE had long-term debt totalling $636.9 million, compared to long-term debt of $811.4 million at March 31, 2003. At March 31, 2004, the short-term portion of the long-term debt was $13.5 million compared to $13.4 million at March 31, 2003.

COMMITMENTS

CAE's commitments for capital expenditures include investments to add new facilities to its training centre network in order to meet customer demand. Research and development expenditures are incurred to provide new products to the marketplace, as alternative ways of training are developed and different types of simulators are needed for our clients' training needs.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

In the normal course of business, CAE issued letters of credit and performance guarantees for a total amount of $207.7 million at March 31, 2004, compared to $195.1 million at March 31, 2003. The increase was due to a large guarantee issued as credit support for the benefit of the owner participant in the September 30, 2003 sale and leaseback transaction, offset by a reduction in advance payment and contractual performance guarantees in all three divisions.

SALE AND LEASEBACK TRANSACTIONS

        A key element of CAE's finance strategy to support the investment in its Civil training business is the sale and leaseback of certain of the FFS installed in the Company's global network of training centres. This provides CAE with a cost-effective long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after the FFS has achieved certification by regulatory authorities (i.e., the FFS is installed and is available to customers for training). Prior to completing a sale and leaseback transaction, CAE records the cost to manufacture the FFS as a capital expenditure, which is included as a fixed asset on the Company's balance sheet. On the execution of a sale and leaseback transaction, CAE records the transaction as a disposal of a fixed asset. The cash proceeds received on the disposal approximate the fair market value of the FFS. The difference between the proceeds received and CAE's cost to manufacture, approximately the margin CAE would record if it had a competed FFS sale to a third party, is recorded under long-term liabilities and recognized into earnings as applicable. This amount, after deducting the guaranteed residual value where appropriate, is then amortized over the term of the sale and leaseback transaction as a reduction of rental expense. At the end of the term of the sale and leaseback transaction, the guaranteed residual value will be taken into income should no reduction occur in the value of the underlying simulators.

        The following is a summary at March 31, 2004, of the existing sale and leaseback transactions for simulators currently in service in Civil's training locations, accounted for as operating leases on CAE's financial statements:

SALE AND LEASEBACK TRANSACTIONS — CIVIL

(amounts in millions of Canadian dollars)	Fiscal Year	Number of Simulators	Lease Obligation	Initial Term (Years)	Imputed Interest Rate	Unamortized Deferred Gain	Residual Value Guarantee
SimuFlite	2002/03	6	$76.5	12	5.6%	$2.2	—
SimuFlite	2004	5	122.1	20	5.5%	5.6	—
Toronto Training Centre	2002	2	48.7	21	6.4%	17.3	$9.2
Air Canada Training Centre	2000	2	38.2	20	7.6%	15.3	8.3
Denver/Dallas Training Centers	2003	5	100.8	20	5.0%	34.5	—
Amsterdam Training Centre	2002	3	29.2	8	6.4%/9.8%	—	—
China Southern Joint Venture[1]	2003	5	26.5	15	3.0%	—	—
Others	—	7	37.3	10	3.2%2/7.3%/10.1%	15.6	15.6

		35	$479.3			$90.5	$33.1

Annual lease payments (upcoming 12 months)			$45.0

1
Joint venture in which CAE has a 49% interest.

2
Floating rate basis.

Future minimum lease payments for such arrangements, amounting to approximately $479.3 million as at March 31, 2004, are included in note 19 "Operating Lease Commitments" to the consolidated financial statements.

NON-RECOURSE PROJECT FINANCING

During 1997, the Company arranged project financing for the Medium Support Helicopter (MSH) program it entered into with the UK Ministry of Defence. The contract was awarded to a consortium, CAE Aircrew Training Plc (Aircrew). The capital value of the assets supplied by Aircrew is in excess of $200.0 million. The entity that owns the assets operated by the training centre is CVS Leasing Ltd. (in which CAE has a 14% interest). CAE manufactured and sold the simulators to CVS Leasing Ltd., and CVS Leasing Ltd. then leased this equipment to Aircrew for the full term of the MSH contract. As Aircrew is majority-controlled by CAE, its financial statements are consolidated in the Company's results. Future minimum lease payments associated with the simulators leased to Aircrew amount to approximately $230.3 million as at March 31, 2004, and are included in the amount disclosed in note 19 "Operating Lease Commitments" to the audited consolidated financial statements as well as in the operating leases presented as contractual obligations in the liquidity section herein.

FOURTH QUARTER

EBIT

Consolidated EBIT for the fourth quarter amounted to $27.1 million, compared to $60.5 million for the same period the previous year. The decline was attributable to a substantially lower contribution from Civil, which saw a quarter-over-quarter drop in its EBIT of $17.5 million to $12.0 million in the fourth quarter. Military realized a 26% increase in EBIT this quarter versus the third quarter. However, on a year-over-year basis the Military EBIT was down 28% to $15.9 million. The decreases from Civil and Military were slightly offset by Marine, which reported a 3% increase in its EBIT over the prior year to reach $9.2 million.

        On a consolidated basis EBIT before restructuring charges of $10.0 million was $37.1 million, down 39% compared to the same period in the previous year. Restructuring charges consist of severance and other involuntary termination costs. The costs relate mainly to the workforce reduction in the Montreal plant of approximately 250 employees, following the Canadian government decision to attribute the CF-18 ADCTS simulation equipment contract to a competitor.

REVENUES

Consolidated revenue for the fourth quarter decreased by 4% to $299.3 million compared to the same period last year. On a segmented basis Military saw a 6% increase, attributed to higher activity from support services, certain land-based programs in Germany as well as the Gesi system program for the Italian Ministry of Defence. Civil's segmented revenue for the fourth quarter amounted to $128.9 million down from $137.7 million for the same period last year. Civil's decline was attributable to the adverse market conditions resulting in much lower equipment sales offset partially by higher training revenue. Marine's fourth quarter revenues dropped to $39.2 million from $50.7 million due to the impact of a contribution of $8.0 million on the completion of the Frigate 124 program in Germany last year.

CASH FLOW

Cash and short-term investments balances at the end of the fourth quarter amounted to $61.9 million, a decrease of $28.5 million compared to the third quarter, while the long-term debt, including the current portion, decreased by $49.3 million to $636.9 million resulting in $25.6 million negative cash flow for the quarter. Free cash flow (net cash provided by continuing operating activities less capital expenditures and dividends paid) for the quarter amounted to $54.3 million, up $105.8 million compared to the third quarter.

BACKLOG

Backlog for comparison purposes has been restated. For detailed discussion on the issues regarding the restatement see Civil's section of this MD&A. CAE's consolidated backlog as at March 31, 2004, was $2.9 billion, $107.9 million higher than the previous quarter.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of the contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the period reported. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated periodically and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenue and expenses. Actual results may differ from these estimates under different assumptions.

        CAE's critical accounting policies are those that it believes are the most important in determining its financial condition and results, and require significant subjective judgment by management. The Company considers an accounting estimate to be critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have been reasonably used or if changes in the estimate that would have a material impact on CAE's financial condition or results of operations are likely to occur from period to period. A summary of the Company's significant accounting policies, including the critical accounting policies discussed below, is set out in the notes to the consolidated financial statements.

REVENUE RECOGNITION

CAE generates a significant portion of its revenue from long-term contracts in all of its three business segments. Revenue from long-term contracts is recognized using the percentage-of-completion method, where revenue, earnings and unbilled accounts receivable are recorded as related costs are incurred, on the basis of percentage costs incurred to date on a contract, relative to the anticipated total costs of completing the contract. The long-term nature of contracts involves considerable use of judgment and estimates in determining total costs and percentage of completion, as there are potential variances in scheduling, cost of materials, labour costs and productivity, and the impact of change orders that have to be considered.

        The Company conducts quarterly reviews of its total estimated costs on long-term contracts. The effect of any revision is accounted for by way of a cumulative catch-up in the period in which the revision takes place. Losses on contracts, if any, are recognized fully when first anticipated. Generally, the terms of long-term contracts provide for progress billing based on completion of certain phases of work. Warranty provisions are recorded at the time revenue is recognized, based on past experience.

        With the focus of the Civil business on training, the number and amount of long-term contracts is down considerably from prior years. The cost of an FFS is very predictable, particularly for repeat or common simulator types such as an A320 or B737. No revenue is recorded for FFSs built for CAE's own training centres. This cost is reflected as a capital expenditure. Revenue derived from training is recorded when the training event occurs.

        For Military, full flight mission simulators are more complex and the time to design and manufacture is at least two years. There are fewer repeat orders and the level of non-recurring cost in each simulator could be significant, making the predictability of total costs more difficult when compared to a Civil FFS.

        Marine contracts are also longer term in nature, usually multi-year, as the majority of the contracts are for real-time control systems requiring installation during the shipbuilding period. Most naval contracts involve supply of control systems for multiple ships of the same design with non-recurring effort for software engineering for first of class ship. The repeat ships are largely hardware with little software.

VALUATION OF GOODWILL AND INTANGIBLE ASSETS

Goodwill is no longer amortized, but is instead subject to an annual assessment, or more frequently if events or circumstances indicate, of impairment by applying a fair value based test at the reporting unit level, which for CAE are Civil, Military and Marine. An impairment loss would be recognized to the extent that the carrying amount of goodwill for each reporting unit exceeds its estimated fair market value.

        The fair market values of the reporting units are derived from certain valuation models, which may consider various factors such as normalized and estimated future earnings, price earnings multiples, terminal values and discount rates. Management uses judgment to estimate the fair market value of the reporting units, and changes in estimates can affect the value of the reported goodwill. The Company performs the annual review of goodwill as at December 31 of each year, and based on the impairment test performed as at December 31, 2003, CAE concluded that no goodwill impairment charge was required.

        CAE accounts for its business combinations under the purchase method of accounting, which requires that the total cost of an acquisition be allocated to the underlying net assets based on their respective estimated fair values. Part of this allocation process requires that the Company identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash flows, discount rates and asset lives. These determinations subsequently affect the amount of amortization expense to be recognized in future periods, over the intangible assets' estimated useful lives.

DEFERRED DEVELOPMENT COSTS

Where CAE intends to produce or market a product under development that is clearly defined, has identifiable costs, is technically feasible, and has a clearly defined market or use, and the Company expects to have the financial resources to complete the project, the costs associated with the project are deferred to the extent their recovery through future sales or use of the product is reasonably assured. This requires CAE to make judgments about the likelihood of recovery of the costs. If the Company determines that recovery of the costs through future sales or use is no longer likely, deferred costs are charged against earnings in the period in which it becomes likely that the costs will not be recovered. Once the project is complete, CAE amortizes the deferred costs by reference to sales or use of the product over a period not to exceed five years (refer to note 9 of the audited consolidated financial statements).

PRE-OPERATING COSTS

The Company defers expenditures incurred during the pre-operating period for all new training centres. Expenditures directly related to placing a new training centre into commercial service are incremental in nature and are considered by management to be recoverable from the future operations of the new training centre. Capitalization ceases at the opening of the training centre. Amortization of the deferred costs is taken over five years in respect to Civil training operations and Marine operations, and over 20 years for the Military Medium Support Helicopter project, matching the term of the contract (refer to note 9 of the audited consolidated financial statements).

PENSION PLAN BENEFITS

CAE's obligations and expenses relating to pension benefits are determined using actuarial valuations, and are dependent on significant weighted average assumptions such as the long-term rate of return on plan assets, the discount rate for pension benefits obligations and the rate of compensation increase, as determined by management. While management believes these assumptions are reasonable, differences in actual results or changes in assumptions could have an impact on the obligations and expenses recorded by the Company. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, and generally impact the obligations and expenses for future periods (refer to note 20 of the audited consolidated financial statements).

INCOME TAXES

CAE recognizes future income tax assets, resulting mainly from losses carryforward and deductible temporary differences. Management assesses the realization of these future tax assets regularly to determine whether a valuation allowance is required. Based on evidence, both positive and negative, the Company determines whether it is more likely than not that all or a portion of the future income tax assets will be realized. The factors considered include estimated future earnings based on internal forecasts, cumulative losses in recent years, history of loss carryforward other tax assets expiring unused, as well as prudent and feasible tax planning strategies.

CHANGES IN ACCOUNTING POLICIES

During the period covered by its financial statements, CAE implemented certain changes to its accounting policies in order to conform to CICA accounting standards.

STOCK-BASED COMPENSATION

Effective April 1, 2003, CAE commenced prospectively expensing its stock-based compensation using the fair value method, as prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. Since that date, the compensation cost for the Company's stock options has been recognized in net earnings, with a corresponding credit to contributed surplus (refer to note 12 of the audited consolidated financial statements).

DISCLOSURE OF GUARANTEES

As at March 31, 2003, the Company adopted the CICA Accounting Guideline 14, Disclosure of Guarantees, which requires disclosure of information concerning certain types of guarantees that may require payments, contingent on specified types of future events (refer to note 13 of the audited consolidated financial statements).

IMPAIRMENT OF LONG-LIVED ASSETS

On April 1, 2003, the Company adopted CICA Handbook Section 3063, Impairment of Long-Lived Assets, which requires the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value. It replaces the impairment provision in Section 3061, Property, Plant and Equipment. The adoption of this standard did not have a material effect on consolidated financial statements.

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

On April 1, 2003, the Company adopted CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, which provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in Section 3061, Property, Plant and Equipment, and supersedes the former Section 3475, Discontinued Operations. Under this section, an asset classified as held for sale is measured at lower of its carrying amount or fair value less disposal costs, and is not depreciated while classified as held for sale. The adoption of this standard did not have any material effect on CAE's consolidated financial statements.

SEVERANCE, TERMINATION BENEFITS AND COSTS ASSOCIATED WITH EXIT AND DISPOSAL ACTIVITIES

The Company prospectively adopted the new CICA Emerging Issues Committee Abstract 134 (EIC-134)

Accounting for Severance and Termination Benefits and EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) relating to exit or disposal activities after March 31, 2003. These abstracts provide guidance on the timing of recognition and measurement of liabilities as well as disclosures for the various types of severance and termination benefits related to the termination of employees' services prior to normal retirement and costs associated with an exit or disposal activity. Under this new guidance, liabilities for these costs are to be recognized in the period when they are incurred and measured at their fair value. CAE applied these guidelines in EIC-134 for severance and other costs (as described in note 23 of the audited consolidated financial statements).

ACCOUNTING STANDARDS NOT YET IMPLEMENTED

HEDGING RELATIONSHIPS

The CICA amended in November 2002 and June 2003 its Accounting Guideline (AcG-13), Hedging Relationships. It provides the views of the Accounting Standards Board on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting, and the discontinuance of hedge accounting. Under this guideline, complete documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented.

        This new Section is applicable for the Company as at April 1, 2004. CAE's hedging relationships are documented according to related foreign exchange transactions, which in turn are continuously monitored to ensure effectiveness, and as such the adoption of this new recommendation is not expected to have a material impact on the Company's financial statements.

REVENUE RECOGNITION

In December 2003, the Emerging Issues Committee issued EIC-141, Revenue Recognition, summarizing the principles set forth in Staff Accounting Bulletin 101 (SAB 101) of the United States Securities and Exchange Commission and providing general interpretive guidance on the application of revenue recognition accounting principles. These recommendations are effective for CAE's fiscal year beginning April 1, 2004. The Company is not expecting the new recommendations to have a material impact on its consolidated financial statements.

REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES

Also in December 2003, EIC-142, Revenue Arrangements with Multiple Deliverables, was issued. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which multiple revenue-generating activities will be performed. These recommendations are effective for CAE's fiscal year beginning April 1, 2004. The Company is currently assessing the impact of the new recommendations on its consolidated financial statements.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In March 2004, the CICA issued a draft guideline of proposed amendments to its Accounting Guideline (AcG-15) titled Consolidation of Variable Interest Entities. The resulting guideline will be harmonized with the recently issued US guidance (FIN 46R) (see note 24 of the audited consolidated financial statements), and will be applicable for interim and annual periods beginning on or after November 1, 2004.

        This guideline requires that an enterprise holding other than a voting interest in a Variable Interest Entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses and/or receive the majority of its expected residual returns. In other words, it establishes the consolidation criteria for VIEs based on a risks-and-rewards model rather than on a control-based model.

        The Company is currently evaluating the impact of this new guideline on its financial statements. It is anticipated that unless certain existing agreements are modified prior to the application of this standard, CAE may be required to consolidate certain assets previously sold to special-purpose entities and the related liabilities and non-controlling interests.

FINANCIAL INSTRUMENTS

The CICA issued revisions to Section 3860 of the CICA Handbook, Financial instruments — Disclosure and Presentation. The Section now clarifies how to account for certain financial instruments that have liability characteristics as well as equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities in the balance sheet. Many of these financial instruments were previously classified as equities. CAE does not currently have any instruments with these characteristics. Adopting this Section did not affect the Company's future consolidated financial statements.

EMPLOYEE FUTURE BENEFITS

In December 2003, new disclosure requirements for pensions and other employee future benefits were issued. The new disclosures include a narrative description of each type of plan, the measurement date of the plan asset and liability, the effective date of the last actuarial evaluation, the detail of the plan asset by major category, etc. This requirement will be applicable for CAE in the first quarter of fiscal 2005. However, as part of its ongoing disclosure, the Company already includes most of this information in its note disclosure.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

The CICA issued new Handbook Sections 1100, Generally Accepted Accounting Principles, and 1400, General Standards of Financial Statement Presentation. Section 1100 describes what constitutes Canadian GAAP and its sources, and provides guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 clarifies what is fair presentation in accordance with GAAP and provides general guidance on financial presentation.

        The Company does not expect any significant impact on its consolidated financial statements with the adoption on April 1, 2004, of this new Section.

FINANCIAL INSTRUMENTS

The Company enters into forward, swap and option contracts to manage its exposure to fluctuations in foreign exchange rates, interest rates, and changes in share price. CAE assesses on an ongoing basis whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. The Company does not hold or issue derivative financial instruments for speculative trading purposes. CAE deals only with sound counterparties in executing any of its derivative financial instruments.

        CAE employs foreign exchange forward contracts to manage exposures created when sales are made in foreign currencies. The amount and timing of the maturity of these forward contracts varies based on a number of project related factors, including milestone billings and the use of foreign materials and/or subcontractors. As at March 31, 2004, CAE had $210.9 million Canadian equivalent in forward contracts compared to $102.9 million Canadian equivalent in forward contracts as at March 31, 2003. During the year CAE reviewed its foreign currency risk management policies and procedures while preparing for the April 1, 2004 implementation of the CICA Accounting Guideline on Hedging Relationships, and CAE's hedging strategy evolved from primarily hedging on a net foreign currency cash flow basis to more specific contract hedging. The total unrealized gain as of March 31, 2004 is $1.6 million compared to $2.7 million as of March 31, 2003.

        CAE also uses financial instruments to manage its exposure to changing interest rates and to adjust its mix of fixed and floating interest rate debt at a desirable level. The mix of fixed-rate versus floating-rate debt on its long-term debt was 45%-55% respectively as at March 31, 2004. Part of the change in that mix since March 31, 2003, where it stood at 38%-62% respectively, is due mainly to the reduction in utilization of the committed bank facilities where the borrowings are all at floating rates. CAE had interest rate swaps converting mostly floating-rate long-term debt into fixed-rate term debt totalling $114.6 million which if marked to market at that date would result in a loss of $2.6 million compared to a loss of $10.3 million as of March 31, 2003.

        As well, CAE reduces its exposure to the fluctuation in its share price, which impacts the cost of the DSU program. In March 2004, the Company entered into a hedging contract to reduce its cash and earnings exposure to the fluctuation in the Company's share price relating to the DSU program. As at March 31, 2004, the hedging contract covered 700,000 shares of the Company.

DISCLOSURE OF OUTSTANDING SHARE DATA

CAE's articles of incorporation authorize the issuance of an unlimited number of common shares, and an unlimited number of preferred shares, issuable in series. To date, the Company has not issued any preferred shares. At March 31, 2004, CAE had 246,649,180 common shares issued and outstanding. As at the same date, the Company had 8,128,370 options outstanding, of which 2,887,000 were exercisable.

SYSTEMS, PROCEDURES AND CONTROLS

CAE management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by management, is complete and reliable. These procedures include a review of the financial statements and associated information, including this MD&A, by the Audit Committee of the Board of Directors. The Company's Chief Executive Officer and Chief Financial Officer have a process to evaluate the applicable systems, procedures and controls and are satisfied they are adequate for ensuring that complete and reliable financial information is produced.

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  Exhibit 3
MANAGEMENT'S DISCUSSION AND ANALYSIS